SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

NEW IMSATEC STEEL PANEL PLANT TO BEGIN OPERATIONS

IN THE UNITED STATES

Monterrey, N.L., Mexico – July 25, 2005 – Grupo Imsa (BMV: IMSA), through IMSATEC’s U.S. subsidiary Metl-Span, today inaugurated a new insulated steel panel production facility in North Las Vegas. The US$8.5 million dollar investment increases Metl-Span’s production capacity by 30% and gives the company production facilities in Texas, Virginia and Nevada, positioning it to better serve the entire U.S. market.

Benjamin Clariond, President of IMSATEC, stated: “With plants in Mexico, the United States and Chile, IMSATEC is the largest insulated steel panel manufacturer in the Americas. Our leadership consolidation initiatives recognize the enormous market potential in the western United States and the new facility confirms our commitment to serve this region more effectively. Moreover, our production facilities in the west, east and central region of the United States position us to serve the country’s largest markets rapidly and efficiently.”

Karl Hielscher, President of Metl-Span, said: “As energy costs continue to rise, it becomes ever more important to be close to the customer in order to minimize lead times and delivery costs. We are committed to providing the best products and services in the insulated steel panel industry.” Mr. Hielscher added: “This investment opens doors to new market opportunities and represents a springboard for even greater growth in our current and related lines of business.”

Grupo Imsa commands the leadership position in the insulated steel panel markets in the United States through Metl-Span, in Mexico through Multypanel and in Chile through IMSA Chile.

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies, operating in three core businesses: steel processed products; steel and plastic construction products; and aluminum and related products. With manufacturing and distribution facilities in Mexico, the United States, Europe and throughout Central and South America, Grupo Imsa currently exports to all continents. In 2004 the Company’s sales reached 3.3 billion dollars, of which close to 50% was generated outside Mexico. Grupo Imsa’s subsidiaries have an important presence in the United States with approximately 3,000 employees and 2004 combined sales of 1.3 billion dollars. Grupo Imsa shares are quoted on the Mexican Stock Market (IMSA).

Contacts:

Adrian Fernandez, Corporate Finance Director, (52-81) 8153-8433

Jose Luis Fornelli, Investor Relations Manager, (52-81) 8153-8416

jose.fornelli@grupoimsa.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V. (Registrant)

Dated: July 26, 2005	By:	/s/ MARCELO CANALES CLARIOND
	Name: Title:	Marcelo Canales Clariond Chief Financial Officer